Exhibit 99.1

NLS Pharmaceutics CEO Issues Letter to Shareholders

Switzerland/Stans, November 1, 2021 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system (CNS) disorders with high unmet medical need, announces that its Chief Executive Officer, Alex Zwyer, has issued the following letter to shareholders:

To Our Shareholders and Friends,

I am pleased to report on the progress that NLS has made this year as we advance toward building a valuable company that serves patients suffering from rare and debilitating CNS disorders. Since the closing of our initial public offering (IPO) in February, we have moved swiftly into our Phase 2 clinical program for Quilience®, our lead product candidate for the treatment of narcolepsy. This remains a top priority for the Company as we believe that our novel extended-release formulation of mazindol has the potential to transform the way narcolepsy is treated. Assuming our clinical programs for this drug candidate are successful, and that we receive marketing authorization, we anticipate that key competitive advantages for Quilience will include symptom control with once-daily morning dosing, the potential to be used as a monotherapy given mazindol’s multi-modal mechanism of action, a favorable safety and tolerability profile, and the potential to retain mazindol’s Schedule IV designation. These differentiating properties are anticipated to offer meaningful clinical benefit and advantages to patients diagnosed with either narcolepsy Type 1 or Type 2, underscoring our belief that Quilience will become a best-in-class therapeutic option.

With the ability to test Quilience in other sleep-wake disorders such as idiopathic hypersomnia (IH) and obstructive sleep apnea (OSA), the franchise potential for this product candidate is also something we expect to explore longer-term to build additional value.

Other accomplishments since our IPO include obtaining the full New Drug Application (NDA) package for Sanorex, Novartis’ commercial brand name for mazindol, when it was marketed for the treatment of obesity. We believe that having proprietary rights in the U.S. to this comprehensive data package provides valuable information and insights as we move this repurposed compound through clinical development and ultimately into regulatory reviews. Importantly, we obtained patent issuances for our mazindol ER formulation in both Europe and Canada earlier this year, and in August, the U.S. Patent and Trade Office issued a notice of allowance for our pending patent application. We used part of the IPO proceeds to pay off all of the Company’s debts to ensure a clean capital structure, and we worked diligently to submit our Investigational New Drug (IND) application and receive approval from U.S. regulators to advance Quilience into our ongoing Phase 2a clinical trial. The clinical development program for Quilience is named “POLARIS”, the synonym for the North Star used as a reference point in navigation.

Recently, we reported positive pre-clinical data for NLS-4 (lauflumide), our new chemical entity designed as a next-generation modafinil to address sleep-wake disorders such as chronic fatigue syndrome. Our pre-clinical data suggest that NLS-4 could be used to treat the fatigue associated with long COVID syndrome, and we intend to advance this compound into clinical development ourselves or with a partner in 2022.

We believe that Quilience’s multi-modal mechanism of action is highly unique, offering the stimulant properties of monoamine reuptake inhibition, as well as the ability to treat the symptoms of narcolepsy at its root cause by activating orexin receptors. Targeting the orexin pathway is a major focus in the field, given the orexin deficiency observed in narcolepsy patients that experience debilitating symptoms including cataplexy, which is a spontaneous loss of muscle tone. We believe that NLS has taken the lead in developing the first orexin-targeted therapy for narcolepsy, as a leading big pharma competitor recently announced that it has halted Phase 2 development of its pure orexin agonist compound while it evaluates a safety signal. With mazindol’s long history of safety and tolerability as a commercial product, we are confident in Quilience’s ability to safely and effectively target the underlying cause of narcolepsy.

As we advance the ongoing Phase 2a trial comparing Quilience to placebo to treat the core symptoms of narcolepsy, we have offered patients the option to roll into a 6-month open label extension (OLE) study, enabling trial participants to remain on Quilience free of charge for an additional half year. The OLE study is an important incentive for patients to sign up for the Phase 2a trial, and I am pleased to report that we already have patients electing and entering the OLE portion of the study. We are also pleased with the pace of enrollment thus far, as the competitive environment for enrolling patients in narcolepsy clinical trials can be challenging. Given the competitive landscape and that our application for the setup of the OLE study took slightly longer than expected, we now anticipate reporting interim top-line results for POLARIS in the first quarter of 2022. We are looking forward to reporting these results, as they will represent the first prospective clinical trial results for mazindol ER in the treatment of narcolepsy.

Now that we have taken NLS public, capitalized the business to achieve a key inflection point with our lead program, and staffed the Company with a high-performance team, I believe that we are in good position to accomplish our key near-term objectives. Activities and events that we anticipate delivering though the end of this year and in 2022 include: final granting of our U.S. patent protecting Quilience’s novel once-daily formulation; an investigator presentation at the Wake Up Narcolepsy patient advocacy webinar in November highlighting Quilience and our ongoing Phase 2a clinical program; potential partnering of pipeline products such as NLS-4 and Nolazol for ADHD outside the U.S.; initiating early access programs for Quilience in certain countries with the potential to generate non-dilutive, pre-approval revenue; and reporting top-line results for Quilience in the treatment of narcolepsy.

Given these initiatives, it remains a busy time at NLS, and we are extremely excited about the near-and long-term prospects of the Company. I would like to thank our clinical investigators and their patients for participating in the POLARIS trial to evaluate Quilience’s clinical profile and its potential as a class-leading treatment for narcolepsy. I would also like to thank our shareholders for their continued support of the Company. I wish all of our stakeholders a happy and healthy year-end, and we look forward to providing additional updates on our progress in the coming months and quarters.

Sincerely,

Alex Zwyer

Chief Executive Officer

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company's lead product candidate, Quilience® is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy. Mazindol is a triple monoamine reuptake inhibitor and partial orexin-2 receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. NLS has recently initiated a phase 2 study in the U.S. evaluating Quilience® in adult subjects suffering from Narcolepsy. Previously, NLS successfully completed a phase 2 study in the U.S. evaluating Nolazol® (mazindol controlled-release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3rd of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the competitive advantages for Quilience, subject to obtaining regulatory approvals, the benefits of acquiring the NDA package for Sanorex from Novartis, its intention to advance NLS-4 for the potential treatment of long COVID either into clinical development ourselves or with a partner in 2022, the belief that it has taken the lead in developing the first orexin-targeted therapy for narcolepsy, the expected timing of the reporting of interim top-line results for POLARIS and its near term goals for the remainder of 2021 and 2022. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS' products may not be approved by regulatory agencies, NLS' technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS' process; NLS' products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS' patents may not be sufficient; NLS' products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading "Risk Factors" in NLS' annual report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov.

Corporate Contact

Alex Zwyer, CEO: +41 41 618 80 00

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

www.nlspharmaceutics.com

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